April 3, 2007

Anne Nguyen Parker, Branch Chief
United States
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549 – 7010

Ms. Nguyen Parker,

Re:	Hard Creek Nickel Corporation
Amendment No. 2 to Registration Statement Form 20-F
Filed January 26, 2007
File No. 0-52326

Thank you for your letter dated February 14, 2007. We have amended our Form 20-F in response to your comments and describe below the manner in which we have done so.

We enclose two marked copies of our amended Form 20-F, for use during your review process.

Our responses below are numbered in a manner that corresponds with your comments as set out in your letter of February 14, 2007. Where comments on one section also relate to disclosure in another section, we have attempted to make parallel changes to all affected disclosure.

Responses to Comments

1. We have now significantly revised our disclosure to render it easier to understand for a reader that may lack technical expertise.

2. Even though Mr. Fiddler, Mr. Froc and Mr. Davis have business interests other than Hard Creek Nickel, we do not think that those interests conflict with the interests of Hard Creek Nickel.

All of our interests are in British Columbia, Canada. Mr. Fiddler is an officer of the Pluris Energy Group Inc., which has oil and gas interests in the United States and Argentina. Mr. Froc is the President of Mountain Geoscience Inc. Mr. Davis is involved in an endeavour that explores for minerals in Latin America. Although these companies are engaged in the same general

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industry as we are, the interests of these companies and our company are not in opposition to each other. Therefore, we removed discussion of conflicts of interest from our disclosure.

However, to address the issue of these individuals having positions in other companies, we have added the following risk factor describing how these other business interests may effect our company:

Some of our directors and officers are employed elsewhere and their time and efforts will not be devoted to our company full-time.

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 20 hours per week, which is approximately 50% of his working hours, to the management of our company. George Sookochoff, a director of our company, will devote approximately 30 hours per week, which is approximately 75% of his working hours, to the management of our company Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company.

3. In the section on page 16 entitled “The Turnagain Property” under “Item 4. Information on Our Company” we have revised to clarify that the $90,000 “burn rate” is applicable only if we do not conduct a work program in 2007. We have also removed the term “burn rate” because it is a slang term and could be confusing to readers. Since we have removed the term “burn rate” from our disclosure, an explanation of the term should no longer be required. The new paragraph reads as follows:

As of March 28, 2007, we had approximately $1,269,000 in cash on hand, which is sufficient to cover our operating costs for at least 14 months. This means that we would spend an estimated $90,000 per month if we do not conduct a 2007 exploration program. Management of the Company has not yet decided on the final estimate of the 2007 exploration program, however, we do anticipate that the program would cost at least $4,000,000. We plan on funding this exploration program through additional private placements and the exercise of share purchase warrants by the holders of those warrants.

4. We have added back the secured and unsecured reference to the debt that we had previously removed.

5. We believe that we have now supplied the information required by Item 10.G of Form 20-F. We have, for example, filed as exhibits the consents of Ronald G. Simpson, N.C. Carter, Chris Baldys, Neil Froc and Tony Hitchins to being named as experts.

6. We have now further described the transaction, including how the terms were determined and whether any of the transactions were on terms at least as favourable to us as could have been obtained from unaffiliated third parties. The new wording is as follows:

The terms of these transactions were determined through negotiations between our company and the related party. We believe that each of these transactions

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was on terms at least as favorable as we could have obtained from unaffiliated third parties.

7. We believe that we have now provided all of the information required by Items 9.A.5-.7 of Form 20-F. We have specifically addressed the instances cited in your comment number 7.

8. We have now included the updated information from our tax advisors. We understand that you may have further comment on this new disclosure after you have the opportunity to review it.

       We look forward to any further comments you may have regarding the Form 20-F or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact me or our lawyer, Bernard Pinsky, at 604.643 -3153.

Yours truly,

/s/ Brian Fiddler

Brian Fiddler, CFO

cc:	Kari Richardson Clark Wilson LLP

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